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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                           METRON TECHNOLOGY N.V.
                           ----------------------
                              (Name of Issuer)


                                COMMON SHARES
                                -------------
                       (Title of Class of Securities)

                               N5665B-10-5
                              --------------
                              (CUSIP Number)


                             NOVEMBER 19, 1999
                             -----------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                       1.

---------------------                                         -----------------
CUSIP NO. N5665B-10-5                 13G                     PAGE 2 OF 4 PAGES
---------------------                                        ------------------

-------------------------------------------------------------------------------
 (1) Name of Reporting Person FSI INTERNATIONAL, INC.
     I.R.S. Identification No(s). of above person(s) (entities only)
     41-1223238

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group*                             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     CHASKA, MINNESOTA (USA)
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       2,703,812 COMMON SHARES
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    2,703,812 COMMON SHARES
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,703,812 COMMON SHARES
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
     NOT APPLICABLE
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     21.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     CO-CORPORATION
-------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

    (a)   Name of Issuer:
          METRON TECHNOLOGY N.V.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices:
          1350 OLD BAYSHORE HIGHWAY #360, BURLINGAME, CA  94010
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing:
          FSI INTERNATIONAL, INC.
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence:
          322 LAKE HAZELTINE DRIVE, CHASKA, MN  55318
          ---------------------------------------------------------------------
    (c)   Citizenship:
          CHASKA, MINNESOTA (USA)
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities:
          COMMON SHARES
          ---------------------------------------------------------------------
    (e)   CUSIP Number:
          N5665B-10-5
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

    (d) / / An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E);

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        2,703,812 COMMON SHARES (INCLUDES 13,125 SHARES ISSUABLE PURSUANT TO OPTIONS EXERCISABLE WITHIN 60 DAYS OF AUGUST 31, 1999 BY MR. JOEL A. ELFTMANN, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF FSI INTERNATIONAL, INC. ("FSI"). PURSUANT TO AN AGREEMENT BETWEEN MR. ELFTMANN AND FSI, MR. ELFTMANN ASSIGNED OWNERSHIP RIGHTS TO ALL SHARES ISSUABLE UPON EXERCISE OF THE OPTIONS TO FSI.)
    ---------------------------------------------------------------------------

    (b) Percent of class:
        21.8% (BASED ON 12,404,261 COMMON SHARES OUTSTANDING AS OF NOVEMBER 19,
        1999)
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote:
              2,703,812 COMMON SHARES
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote:
              0
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of:
              2,703,812 COMMON SHARES
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of:
              0
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP
         Not Applicable.

ITEM 10. CERTIFICATION
         Not Applicable.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       December 23, 1999
                                       ----------------------------------------
                                                         Date

                                       /s/ Benno Sand
                                       ----------------------------------------
                                                      Signature

                                       Benno Sand, EXECUTIVE VICE PRESIDENT,
                                       PLANNING, ADMINISTRATION AND
                                       DEVELOPMENT
                                       ----------------------------------------
                                                      Name/Title